Unofficial consolidation for financial years beginning on or after January 1, 2011

This is an unofficial consolidation of Form 52-109F2R Certification of Refiled Interim Filings reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that   (the “issuer”) has refiled the interim financial report and the interim MD&A (together, the “interim filings”) of the issuer for the interim period ended September 30, 2011.

I, Terrance Owen, the President and Chief Executive Officer of ALDA Pharmaceuticals Corp., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended September 30, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 20, 2011

“Terrance Owen”

President & CEO

1